Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted (a)
	2014	2013	2014	2013
Average number of common shares outstanding	59,263	58,339	59,263	58,339
Average common shares due to assumed conversion of stock options	—	—	1,887	—
Total shares	59,263	58,339	61,150	58,339

Income (loss) from continuing operations	$18,744	$(87,787)	$18,744	$(87,787)
Income from discontinued operations, net of income taxes	299	2,396	299	2,396
Net income (loss)	$19,043	$(85,391)	$19,043	$(85,391)

Per share data:
Income (loss) from continuing operations	$0.32	$0.31	$(1.50)	$(1.50)
Income from discontinued operations, net of income taxes	—	—	0.04	0.04
Net income (loss) per share	$0.32	$0.31	$(1.46)	$(1.46)

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.